EXHIBIT 11.1

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three months ended March 31, 2008 and 2007, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended March 31,
	2008	2007
Weighted Average Shares Outstanding	1,528,443	1,528,443
Net Income	$636,341	$415,396
Per Share Amount	$0.42	$0.27

No common stock equivalents exist.